

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 21, 2009

Steven M. Neil
Executive Vice President,
Chief Financial and Administrative Officer
Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111

> **Re: Diamond Foods, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-162221**

Dear Mr. Neil:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Securities to be Registered, page 6

Debt Securities, page 11

Conversion or Exchange Rights, page 13

1.   You state at page 13 that debt securities may be convertible into or exchangeable for shares of equity securities of your subsidiaries or affiliates. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of such securities will be effected in compliance with the registration requirements of the Securities Act.

Incorporation of Certain Information by Reference, page 21

2.   We note that you incorporate by reference your annual report on Form 10-K for
        the fiscal year ended July 31, 2009. We also note that your annual report on Form
        10-K incorporates disclosure regarding your officers and directors by reference to
        your proxy statement for your 2010 annual meeting of stockholders, and that such
        proxy statement has not been filed. Before your registration statement is declared
        effective, you must either file the definitive proxy statement or include the officer
        and director information in the Form 10-K. See Securities Act Forms Compliance
        and Disclosure Interpretations Question 123.01, available at: www.sec.gov.

Exhibit 5.1

3.   It appears that you are registering preferred stock purchase rights that are attached
        to shares of your common stock. Please obtain and file a revised legal opinion
        that covers such purchase rights.

4.   With regard to the limitations numbered (3) and (4) in the paragraph beginning
        "This opinion is qualified by…" at page 4 of the opinion, please obtain an
        explanation from counsel as to why they believe these limitations are necessary
        and appropriate. We may have further comments after reviewing counsel's
        explanation.

5.   We note that the statement in the legality opinion regarding the valid and binding
        nature of your obligations with respect to the warrants is limited to warrants to
        purchase debt securities. Your revised legal opinion should also provide, if true,
        that the warrants to purchase shares of preferred stock and warrants to purchase
        shares of common stock will be your legal, binding obligations.

6.   Each time that you do a takedown of any of the securities from this shelf
        registration, you must file a "clean" opinion of counsel as an exhibit for any
        securities you are taking down. Please confirm that you will file the appropriate
        clean opinions.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

        Horace Nash, Esq.
        (650) 938-5200